Mail Stop 4720

October 21, 2009

Via Facsimile and U.S. Mail

Robert Forrester
Interim President and Chief Executive Officer
CombinatoRx, Incorporated
245 First Street, Third Floor
Cambridge, MA 02142

> **Re: CombinatoRx, Incorporated**
> **Registration Statement on Form S-4**
> **Filed August 7, 2009**
> **File No. 333-161146**

Dear Mr. Forrester:

We have completed our review of your registration statement on Form S-4 and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Stuart M. Cable, Esq.
       Joseph L. Johnson III, Esq.
       Art McGivern, Esq.
       Goodwin Procter LLP
       53 State Street
       Boston, MA 02109